UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

Ivanhoe Energy Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

465790103
(CUSIP Number)

Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 465790103	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert M. Friedland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION American and Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 58,712,558
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 58,712,558
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,712,558
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.8% 1
14	TYPE OF REPORTING PERSON IN

1
The calculation of this percentage is based on the sum of: (i) 344,139,428 Common Shares outstanding, which figure is based on information from the Company; (ii) 2,083,333 Common Shares of which Newstar Securities SRL may acquire beneficial ownership through the exercise of a convertible debenture; and (iii) 3,000,000 Common Shares of which the Reporting Person may acquire beneficial ownership of the Company through the exercise of outstanding options.

CUSIP No. 465790103	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newstar Holdings SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,295,453
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 55,295,453
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,295,453
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.8% 1
14	TYPE OF REPORTING PERSON IV

1
The calculation of this percentage is based on the sum of: (i) 344,139,428 Common Shares outstanding, which figure is based on information from the Company; (ii) 2,083,333 Common Shares of which Newstar Securities SRL may acquire beneficial ownership through the exercise of a convertible debenture; and (iii) 3,000,000 Common Shares of which the Reporting Person may acquire beneficial ownership of the Company through the exercise of outstanding options.

CUSIP No. 465790103	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Newstar Securities SRL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Barbados
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,567,005
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 51,567,005
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,567,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8% 1
14	TYPE OF REPORTING PERSON IV

1
The calculation of this percentage is based on the sum of: (i) 344,139,428 Common Shares outstanding, which figure is based on information from the Company; (ii) 2,083,333 Common Shares of which Newstar Securities SRL may acquire beneficial ownership through the exercise of a convertible debenture; and (iii) 3,000,000 Common Shares of which the Reporting Person may acquire beneficial ownership of the Company through the exercise of outstanding options.

CUSIP No. 465790103	SCHEDULE 13D	Page 5 of 7

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D (the “Amendment”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on December 21, 2012, with respect to Common Shares, no par value, of Ivanhoe Energy Inc.

Item 2.  Identity and Background.

No material change.

Item 3.  Source or Amount of Funds or Other Consideration.

No material change.

Item 4.  Purpose of Transaction.

No material change.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced in its entirety as follows.

(a)           Newstar Holdings may be deemed to beneficially own an aggregate of 55,295,453 Common Shares as follows: (i) 51,567,005 Common Shares through its sole ownership of Newstar Securities; and (ii) 3,728,448 Common Shares through its sole ownership of Evershine (as defined in Item 6 below).  Newstar Securities may be deemed to beneficially own an aggregate of 51,567,005 Common Shares as follows: (i) 43,595,833 Common Shares that it owns directly, 2,083,333 of which are debentures exercisable into Common Shares in the next 60 days; and (ii) 7,971,172 Common Shares through its sole ownership of Premier Mines (as defined in Item 6 below).  Mr. Friedland may be deemed to beneficially own an aggregate of 58,712,558 Common Shares as follows: (i) 3,417,105 Common Shares that he owns directly of which 3,000,000 are options exercisable into Common Shares within the next 60 days; and (ii) 55,295,453 Common Shares through his sole ownership of Newstar Holdings.

 Mr. Friedland may be deemed to beneficially own approximately 16.8% of the outstanding Common Shares.  Newstar Holdings may be deemed to beneficially own approximately 15.8% of the outstanding Common Shares.  Newstar Securities may be deemed to beneficially own approximately 14.8% of the outstanding Common Shares.

(b)           Newstar Securities may be deemed to have sole power to direct the voting and disposition of the 51,567,005 Common Shares it beneficially owns, 2,083,333 of which are debentures exercisable into Common Shares in the next 60 days.  Newstar Holdings may be deemed to have sole power to direct the voting and

CUSIP No. 465790103	SCHEDULE 13D	Page 6 of 7

disposition of the 55,295,453 Common Shares it beneficially owns.  Mr. Friedland may be deemed to have sole power to direct the voting and disposition of the 58,712,558 Common Shares he beneficially owns, 3,000,000 of which are options exercisable into Common Shares in the next 60 days.

(c)

On December 13, 2012 Newstar Securities SRL purchased 120,000 Common Shares in the open market for $92,193.

On December 12, 2012 Newstar Securities SRL purchased 1,943,000 Common Shares in the open market for $1,624,434.

On December 11, 2012 Newstar Securities SRL purchased 1,113,000 Common Shares in the open market for $935,420.

On December 10, 2012 Newstar Securities SRL purchased 1,241,500 Common Shares in the open market for $794,020.

On December 7, 2012 Newstar Securities SRL purchased 400,000 Common Shares in the open market for $295,555.

Mr. Friedland’s right to convert a loan into 10,484,375 Common Shares expired on December 31, 2012.

(d)     N/A
(e)     N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 465790103	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  3 January 2013

By:	/s/ Robert M. Friedland
Name: Robert M. Friedland

Newstar Holdings SRL

By:	/s/ Robert M. Friedland
Name: Robert M. Friedland Title: President

Newstar Securities SRL

By:	/s/ Robert M. Friedland
Name: Robert M. Friedland Title: President